
05007040

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

22 March 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 92,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY



FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 92,500 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 22 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 92,500 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 92,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,884,091	390,442,045.50	Before Exercise : 11,587,166
						Less Exercise : (92,500)
			Add Exercise	92,500	46,250.00	Add New Options Granted On 11/2/2005: 2,617,833
			After Exercise	780,976,591	390,488,295.50	Outstanding : 14,112,499

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**



Authorised Signature : ____________

Designation : **Secretary** **Date** : **22 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
60000	$2.54	152400	Lai Ching Chuan
10000	$3.36	33600	Lim Weng Chin Roy
10000	$3.36	33600	Lua Siew Hah Sharon
12500	$3.36	42000	Tan Geok Seng
	Total value of shares exercised =	261600	

Notes:

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.04		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 60000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390472045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390472045.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	32500		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 32500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/03/2005 (dd/mm/yyyy)

Save Reset Back

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390488295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390488295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

22 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 92,500 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 92,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings (Attn: Mr Jeffrey Chua)
GFD
GC/DEC
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,884,091	
SHARE OPTION SCHEME	92,500	21.03.2005
TOTAL	780,976,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

21/03/2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 72,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 72,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 21 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 72,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 72,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,812,091	390,406,045.50	Before Exercise : 11,659,166
			Add Exercise	72,000	36,000.00	Less Exercise : (72,000)
			After Exercise	780,884,091	390,442,045.50	Outstanding : 11,587,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature : 

   Designation : Secretary **Date : 21 March 2005**

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
25000	$2.12	53000	Seah Seow Gek, Sarah
12000	$1.95	23400	Leo Song Tong
25000	$1.95	48750	Seah Seow Gek, Sarah
10000	$3.36	33600	Lim Boon Seng
	Total value of shares exercised =	158750	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the Allotment** | **Summary of Capital**

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.62		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 25000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390418545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390418545.50**	**0.00**	**0.00**

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	37000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) Allottee is an Individual
- (•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : *If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.*

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 37000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390437045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390437045.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390442045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390442045.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

21 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 72,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 72,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,812,091	
SHARE OPTION SCHEME	72,000	18.03.2005
TOTAL	780,884,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

24 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 12,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 12,500 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 24TH DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 12,500 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 12,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,976,591	390,488,295.50	Before Exercise : 14,112,499
			Add Exercise	12,500	6,250	Less Exercise : 12,500
			After Exercise	780,989,091	390,494,545.50	Outstanding : 14,099,999

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : **Caroline Chang**

   Authorised Signature :



   Designation : **Secretary** **Date** : **24 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
12500	$3.36	42000	Abu Bakar Bin Mohd Nor
	Total value of shares exercised =	42000	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12500		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 12500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390494545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390494545.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

24 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 12,500 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 12,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,976,591	
SHARE OPTION SCHEME	12,500	23.03.2005
TOTAL	780,989,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

28 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 142,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 142,500 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 28TH DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 142,500 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 142,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,989,091	390,494,545.50	Before Exercise : 14,099,999
			Add Exercise	142,500	71,250	Less Exercise : 142,500
			After Exercise	781,131,591	390,565,795.50	Outstanding : 13,957,499

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : 

Designation : **Secretary** **Date** : **28 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
60000	$1.95	117000	Wong Siok Chin, Magdeline
10000	$3.32	33200	Woo Boon Hwee
15000	$3.32	49800	Low Shuek Lin, Laura
10000	$3.36	33600	Woo Boon Hwee
47500	$3.36	159600	Yeo Chien Sheng, Nelson
	Total value of shares exercised =	393200	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 60000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390524545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390524545.50**	**0.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 25000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390537045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390537045.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	57500		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 57500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/03/2005 (dd/mm/yyyy)

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390565795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390565795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

28 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 142,500 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 142,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,989,091	
SHARE OPTION SCHEME	142,500	24.03.2005
TOTAL	781,131,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

29 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 140,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 140,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 29TH DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 140,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 140,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	781,131,591	390,565,795.50	Before Exercise : 13,957,499
			Add Exercise	140,000	70,000.00	Less Exercise : 140,000
			After Exercise	781,271,591	390,635,795.50	Outstanding : 13,817,499

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : 

Designation : **Secretary** **Date** : **29 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
35000	$3.32	116200	Chin Tin Chie, Tina
50000	$3.32	166000	Goh Boon Kiat
17500	$3.36	58800	Hoe Eng Hock
37500	$3.36	126000	Lim Say Hoe, Johnny
	Total value of shares exercised =	467000	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	85000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 85000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/03/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390608295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390608295.50**	**0.00**	**0.00**




LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	55000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ⦿ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 55000

c) Class of shares allotted : Ordinary 

d) Currency : SINGAPORE DOLLAR (099) 

e) Date of allotment : 28/03/2005 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390635795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390635795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

29 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 140,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 140,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	781,131,591	
SHARE OPTION SCHEME	140,000	28.03.2005
TOTAL	781,271,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

4 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 27,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 27,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 4th DAY OF MARCH 2005

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$3.32	33200	Abu Bakar Bin Mohd Nor
17000	$3.32	56440	Tan Geok Seng
	Total value of shares exercised =	89640	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 27000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 27000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,217,091	390,108,545.50	Before Exercise : 12,254,166
			Add Exercise	27,000	13,500.00	Less Exercise : (27,000)
			After Exercise	780,244,091	390,122,045.50	Outstanding : 12,227,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature : 

   Designation : Secretary **Date : 4 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	27000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0.		
Amount of premium paid or payable on each share :	2.82		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 27000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390122045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390,122,045.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

4 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 27,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 27,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

c.c. Temasek Holdings (Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)

Faxed.

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,217,091	
SHARE OPTION SCHEME	27,000	03.03.2005
TOTAL	780,244,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

7 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 40,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 40,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 07 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 40,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 40,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,244,091	390,122,045.50	Before Exercise : 12,227,166
			Add Exercise	40,000	20,000.00	Less Exercise : (40,000)
			After Exercise	780,284,091	390,142,045.50	Outstanding : 12,187,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature :



Designation : **Secretary** **Date** : **7 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$1.95	9750	Chan Kong Meng, Lawrence
30000	$3.32	99600	Tan Peng Pong
5000	$3.36	16800	Quah Tiong Ann
	Total value of shares exercised =	126150	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/03/2005 (dd/mm/yyyy)

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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390124545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390124545.50**	**0.00**	**0.00**

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 30000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390139545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390139545.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390142045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390142045.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

7 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 40,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 40,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,244,091	
SHARE OPTION SCHEME	40,000	04.03.2005
TOTAL	780,284,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

8 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 75,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 75,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 08 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 75,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 75,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,284,091	390,142,045.50	Before Exercise : 12,187,166
			Add Exercise	75,000	37,500.00	Less Exercise : (75,000)
			After Exercise	780,359,091	390,179,545.50	Outstanding : 12,112,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : 

Designation : Secretary **Date** : 8 March 2005

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
15,000	$3.32	$ 49,800.00	Tok Soo Hwa
5,000	$3.36	$ 16,800.00	Tok Soo Hwa
7,500	$3.36	$ 25,200.00	Yeong Wai Seng via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited)
47,500	$3.36	$159,600.00	Sit Peng Sang
	Total value of shares exercised =	$251,400.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 15000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390149545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390149545.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 60000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390179545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390179545.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

8 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 75,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 75,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC/DGC
GM (GTC) (faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,284,091	
SHARE OPTION SCHEME	75,000	07.03.2005
TOTAL	780,359,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

10/03/2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 50,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 50,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



----

f CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 10 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 50,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 50,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,359,091	390,179,545.50	Before Exercise : 12,112,166
			Add Exercise	50,000	(25,000.00)	Less Exercise : (50,000)
			After Exercise	780,409,091	390,204,545.50	Outstanding : 12,062,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**



Authorised Signature : ____________________

Designation : **Secretary** **Date** : **10 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$3.32	33200	Tong Wai Mun, Stefan
30000	$3.32	99600	Aziz Amirali Merchant
10000	$3.36	33600	Tan Dek Joon
	Total value of shares exercised =	166400	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 40000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390199545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390199545.50**	**0.00**	**0.00**



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considеartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/03/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390204545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390204545.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

10 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 50,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 50,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

CC: Temasek Holdings (Attn: Mr Jeffrey Chua)
GPA
EC / DGC
GM (GTR) (faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,359,091	
SHARE OPTION SCHEME	50,000	09.03.2005
TOTAL	780,409,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

11 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 53,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 53,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 11 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 53,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 53,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,409,091	390,204,545.50	Before Exercise : 12,062,166
			Add Exercise	53,000	26,500.00	Less Exercise : (53,000)
			After Exercise	780,462,091	390,231,045.50	Outstanding : 12,009,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature :



Designation : **Secretary** **Date** : **11 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
20000	$2.50	50000	Kua Hun Guan, Benedict
3000	$2.54	7620	Chua Xian-Hui, Ivana
30000	$2.12	63600	Tong Chong Heong
	Total value of shares exercised =	121220	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : *If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet* e.g. A *to denote the Group and* enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390214545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390214545.50**	**0.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.04		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390216045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390216045.50**	**0.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.62		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 30000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390231045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390231045.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

11 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 53,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 53,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,409,091	
SHARE OPTION SCHEME	53,000	10.03.2005
TOTAL	780,462,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

15 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 75,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 75,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 15 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 75,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 75,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,462,091	390,231,045.50	Before Exercise : 12,009,166
			Add Exercise	75,000	37,500.00	Less Exercise : (75,000)
			After Exercise	780,537,091	390,268,545.50	Outstanding : 11,934,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature :



Designation : **Secretary**

Date : **15 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
75000	$3.32	249000	Lim Say Hoe, Johnny
	Total value of shares exercised =	249000	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	75000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.82		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 75000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/03/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390268545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390268545.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

15 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 75,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 75,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

CC: Temasek Holdings
(Attn: Mr Jeffrey Chu
GFD
EC / DEC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,462,091	
SHARE OPTION SCHEME	75,000	14.03.2005
TOTAL	780,537,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

16 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 220,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 220,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 16 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 220,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 220,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,537,091	390,268,545.50	Before Exercise : 11,934,166
			Add Exercise	220,000	110,000.00	Less Exercise : (220,000)
			After Exercise	780,757,091	390,378,545.50	Outstanding : 11,714,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature :



Designation : **Secretary**

Date : **16 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
70000	$3.66	256200	Choo Chiau Beng
70000	$5.19	363300	Yick Ping Wong
80000	$6.74	539200	Yick Ping Wong
	Total value of shares exercised =	1158700	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.16		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 70000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390303545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390303545.50**	**0.00**	**0.00**

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	4.69		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 70000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390338545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390338545.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	6.24		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 80000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390378545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390378545.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

16 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 220,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 220,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC/DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,537,091	
SHARE OPTION SCHEME	220,000	15.03.2005
TOTAL	780,757,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

17/03/2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 55,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 55,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 17 DAY OF MARCH 2005

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 55,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 55,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	780,757,091	390,378,545.50	Before Exercise : 11,714,166
			Add Exercise	55,000	27,500.00	Less Exercise : (55,000)
			After Exercise	780,812,091	390,406,045.50	Outstanding : 11,659,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**



Name : **Caroline Chang**

Authorised Signature : ______________

Designation : **Secretary** **Date** : **17 March 2005**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5,000	$2.54	$ 12,700.00	Shirin Bte Abdul Hamid
40,000	$2.54	$101,600.00	Tan Poh Lee Paul
10,000	$3.36	$33,600.00	Wong Khai Theen via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited)
	Total value of shares exercised =	$147,900.00	

Notes:
(1) *Adjustments to subscription price to be disclosed as footnotes*
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	45000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.04		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the *same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only* one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 45000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390401045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390401045.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.86		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/03/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**390406045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**390406045.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

17 March 2005

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

Attn: Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 55,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 55,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC/DGC
GM (GTR)
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	780,757,091	
SHARE OPTION SCHEME	55,000	16.03.2005
TOTAL	780,812,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS